Exhibit 23.2

Board of Directors and Shareholders of

TryHard Holdings Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated October 31, 2025, in the Registration Statement on Form F-1, under the Securities Act of 1933 (333-287751) with respect to the audit of the consolidated balance sheets of TryHard Holdings Limited and its subsidiaries (collectively the “Company”) as of June 30, 2024 and 2025 and the related consolidated statements of profit or loss and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2025, and the related notes included herein.

We also consent to the reference of our firm under the caption “Experts” in such Registration Statement.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
November 3, 2025	Certified Public Accountants
PCAOB ID No.1171